EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization

Viridis Biotech, Inc.	Nevada, USA

PharmaCyte Biotech Australia Pty. Ltd.	Australia

PharmaCyte Biotech Europe Limited	Ireland